BIOPACK ENVIRONMENTAL SOLUTIONS, INC.

Room 905, 9/F, Two Chinachem Exchange Square

338 King’s Road

North Point, Hong Kong

Tel: +852 3586 1383 Fax: +852 3586 2366

June 3, 2009

VIA COURIER & EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549-7010

Attention:	Ms. Tia Jenkins
Senior Assistant Chief Accountant

Dear Ms. Jenkins:

Re: Biopack Environmental Solutions, Inc. Form 8-K filed May 12, 2009 File No. 000-29981

                Thank you for your letter of May 14, 2009 with respect to the Form 8-K filed on May 12, 2009 by Biopack Environmental Solutions, Inc. (the “Company”). We have included one marked copy of the amendment to this document to expedite your review. Please find our responses to your comments below.

1.            We note the disclosure that Wong Lam Leung & Kwok CPA Limited, prior to its engagement, performed annual audit reviews for all of your subsidiaries and has prepared consolidated financial statements for Roots Biopack Group Ltd. and Starmetro Group Limited during the years ended December 31, 2008 and 2007 and the subsequent interim period through April 30, 2009. Tell us how you considered the disclosure requirements of Item 304(a)(2)(3) of Regulation S-K.

Wong Lam Leung & Kwok CPA Limited confirms that it was engaged to perform an audit of the consolidated financial statements of Roots Biopack Group Limited and its (four) subsidiaries and Starmetro Group Limited and its (two) subsidiaries for the years ended December 31, 2008 and 2007. It confirms that, notwithstanding the disclosure in our Form 8-K filed May 12, 2009, it did not prepare these financial statements. Both of Roots Biopack Group Limited and Starmetro Group Limited are subsidiaries of our company and both are incorporated in the British Virgin Islands. The consolidated financial statements of each group were prepared in accordance with International Financial Reporting Standards for the limited purpose of complying with a Hong Kong statutory requirement. These audited financial statements were neither reviewed by nor relied upon by our company’s independent public accountant at the time, Gruber & Company LLC.

We regret the inaccurate disclosure contained in our Form 8-K filed May 12, 2009. We are amending the Form 8-K to reflect the facts as described above.

2.            We note that Wong Lam Leung & Kwok CPA Limited prepared financial statements for certain of your subsidiaries. Rule 2-01 of Regulation S-X establishes that an accountant is not independent if, at any point during the audit and professional agreement period, the accountant prepares the audit client financial statements. In light of the preparation of financial statements by your new accountant, please tell us why you believe your new accountant is independent under the guidance in Rule 2-01 of Regulation S-X. in your response, describe the financial statements that were prepared by Wong Lam Leung & Kwok CPA Limited.

As discussed in response to Comment 1, above, Wong Lam Leung & Kwok CPA Limited did not prepare, or assist in the preparation of, the audit client financial statements. The Form 8-K has been amended to reflect the limited nature of Wong Kam Leung & Kwok CPA Limited’s retainer.

3.            We note the disclosure that on April 30, 2009, you dismissed Gruber & Company LLC as your principal accountant. However, you filed your Item 4.01 Form8-K on May 12, 2009. In future filings please furnish your 8-K within four business days after occurrence of the event pursuant to the general instructions in Form 8-K.

We acknowledge your comment and we will take the necessary steps to ensure compliance with the filing deadlines.

If you would like to discuss our responses during your review, please contact our attorney, Ethan Minsky, at 604.643.3151. We look forward to your response.

Yours truly,

/s/ Gerald Lau

BIOPACK ENVIRONMENTAL SOLUTIONS, INC.

cc:	Clark Wilson LLP
attn: E. Minsky
Fax: 604.687.6314
Mr. Raj Rajan
Fax: 202.772.9206